                                  SCHEDULE 13D
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                                 Amendment No. 7
                                              ---

                              TransMontaigne, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89393410
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Thomas R. Denison - First Reserve Corporation, 1801 California St.,
                     #4110, Denver, CO 80202, (303) 382-1270
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 28, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

--------------------                                        --------------------
 CUSIP No. 89393410               SCHEDULE 13D               Page 2 of 16 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Corporation
          I.R.S. No.:  06-1210123
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER
      NUMBER OF
        SHARES                 0
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY             8  SHARED VOTING POWER
         EACH
      REPORTING                10,112,244
        PERSON            ------------------------------------------------------
         WITH               9  SOLE DISPOSITIVE POWER

                               0
                          ------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               10,112,244
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,112,244
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          22.6%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------                                        --------------------
 CUSIP No. 89393410               SCHEDULE 13D               Page 3 of 16 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VI, Limited Partnership
          I.R.S. No.:  06-1334650
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER
      NUMBER OF
        SHARES                 0
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY             8  SHARED VOTING POWER
         EACH
      REPORTING                0
        PERSON            ------------------------------------------------------
         WITH               9  SOLE DISPOSITIVE POWER

                               0
                          ------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------                                        --------------------
 CUSIP No. 89393410               SCHEDULE 13D               Page 4 of 16 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VII, Limited Partnership
          I.R.S. No.:  06-1457408
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER
       NUMBER OF
         SHARES                0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY            8  SHARED VOTING POWER
          EACH
       REPORTING               3,894,481
         PERSON           ------------------------------------------------------
          WITH              9  SOLE DISPOSITIVE POWER

                               0
                          ------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               3,894,481
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,894,481
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------                                        --------------------
 CUSIP No. 89393410               SCHEDULE 13D               Page 5 of 6 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VIII, L.P.
          I.R.S. No.:  06-1507364
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER
      NUMBER OF
        SHARES                 0
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY             8  SHARED VOTING POWER
         EACH
      REPORTING                6,225,953
        PERSON            ------------------------------------------------------
         WITH               9  SOLE DISPOSITIVE POWER

                               0
                          ------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               6,225,953
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,225,953
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------                                        --------------------
 CUSIP No. 89393410               SCHEDULE 13D               Page 6 of 16 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve GP VII, L.P.
          I.R.S. No.:  06-1520256
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER
      NUMBER OF
        SHARES                 0
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY             8  SHARED VOTING POWER
         EACH
       REPORTING               3,894,481
        PERSON            ------------------------------------------------------
         WITH               9  SOLE DISPOSITIVE POWER

                               0
                          ------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               3,894,481
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,894,481
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------                                        --------------------
 CUSIP No. 89393410               SCHEDULE 13D               Page 7 of 16 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve GP VIII, L.P.
          I.R.S. No.:  06-1507318
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER
      NUMBER OF
       SHARES                  0
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY             8  SHARED VOTING POWER
         EACH
       REPORTING               6,225,953
        PERSON            ------------------------------------------------------
         WITH               9  SOLE DISPOSITIVE POWER

                               0
                          ------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               6,225,953
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,225,953
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 7 to the statement on Schedule 13D (the "Statement"), originally filed on June 4, 1996, is filed by First Reserve Fund VI, Limited Partnership ("Fund VI"), First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve GP VII, L.P. ("GP VII"), First Reserve Fund VIII, L.P. ("Fund VIII"), First Reserve GP VIII, L.P. ("GP VIII"), and First Reserve Corporation ("First Reserve," and collectively, the "Reporting Persons") and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Issuer" or "TransMontaigne"). That Schedule 13D is hereby amended as set forth below.



ITEM 2.  IDENTITY AND BACKGROUND.

         Schedule I (providing information required by Item 2 with respect to the executive officers and directors of First Reserve Corporation) is amended and restated in the manner attached.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended by adding the following:

         On June 28, 2002, the Issuer engaged in a recapitalization transaction with certain of its stockholders pursuant to which (i) certain holders of shares of Series A Preferred Stock and Warrants to purchase Common Stock exchanged these securities for a combination of Series B Preferred Stock, Common Stock and cash, and (ii) shares of Common Stock held by Fund VI were redeemed for cash. In this transaction, (A) Fund VII exchanged all 26,767 of its shares of Series A Preferred and all 1,666,750 of its Warrants for 12,345 shares of Series B Preferred, 2,015,837 shares of Common Stock, and $3,608,000 in cash; (B) Fund VIII exchanged all 42,827 of its shares of Series A Preferred and all 2,666,800 of its Warrants for 19,750 shares of Series B Preferred, 3,225,339 shares of Common Stock, and $5,773,000 in cash; and (C) Fund VI exchanged all 4,130,473 of its shares of Common Stock for $20,445,841 in cash (a price of $4.95 per share). See Item 6 - "Recapitalization Agreement" and "Fund VI Stock Purchase"

         Fund VI entered into the recapitalization transaction for the purpose of liquidating its ownership position in the Issuer. Fund VII and Fund VIII entered to the recapitalization transaction to assist the Issuer in reducing the total amount of preferred stock outstanding, thereby reducing required dividend payments by the Issuer. In addition, Fund VII and Fund VIII received the right to nominate members to the Issuer's board of directors, which right was formerly held by Fund VI and prior First Reserve Corporation affiliates. See Item 6 - "Agreement to Elect Directors"

         Fund VII and Fund VIII intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the shares of Series B Preferred Stock and Common Stock owned by such persons.

         Each of Fund VII and Fund VIII intend to review on a continuing basis its investment in the Issuer, and may or may not acquire additional shares, on the open market or otherwise, subject to: the price and availability of the Issuer's securities; subsequent developments affecting the energy market as a whole; the Issuer and the Issuer's business and prospects; other investment and business opportunities available to such Fund, general stock market and economic conditions; and other factors. Each of Fund VII and Fund VIII may or may not also decide to dispose of Issuer securities at any time, including without limitation through adoption and execution of a written plan under Rule 10b5-1 of the Exchange Act of 1934, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities based on all of the above factors and on the terms of the Certificate of Designations of Series B Preferred Stock of the Issuer (see Item 6 - "Series B Certificate of Designations"); the terms of the Preferred Stock Recapitalization Agreement, dated June 27, 2002 (see Item 6 - "Recapitalization Agreement"); the terms of the Stockholders' Agreement, dated June 28, 2002 (see Item 6 - "Stockholders' Agreement"), and the eventual liquidation of such Fund in accordance with its partnership agreement.



ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended and restated in its entirety as follows:

            (a) As of June 28, 2002, the Reporting Persons beneficially owned an aggregate of 10,112,244 shares of Common Stock, which constitutes beneficial ownership of approximately 22.6% of the 39,946,848 shares of Common Stock outstanding as of June 28, 2002, as reported by the Issuer.


                  REPORTING PARTY               NUMBER OF SHARES       PERCENTAGE OF
                                                  BENEFICIALLY             CLASS
                                                     OWNED
    First Reserve Corporation (1)                10,112,244 (2)                 22.6%
    Fund VII (1)                                  3,894,481 (3)                  9.3%
    Fund VIII (1)                                 6,225,953 (4)                 14.5%
    GP VII (1)                                    3,894,481 (3)                  9.3%
    GP VIII (1)                                   6,225,953 (4)                 14.5%

         (1) GP VII and GP VIII are the general partners of Fund VII and Fund VIII, respectively, and may be deemed to beneficially own the shares of Common Stock owned by Fund VII and Fund VIII. First Reserve, as the general partner of GP VII and GP VIII, may be deemed to beneficially own all of the shares of Common Stock owned by all Reporting Persons. Fund VII and GP VII each disclaim beneficial ownership of any shares of Common Stock not held by Fund VII; Fund VIII and GP VIII each disclaim beneficial ownership of any shares of Common Stock not held by Fund VIII.

         (2) This includes 4,862,878 shares of Common Stock currently issuable upon conversion of Series B Preferred Stock held by Fund VII and Fund VIII, and 8,190 shares of Common Stock held by John A. Hill, which may be deemed beneficially owned by each of Fund VII and Fund VIII.

         (3) This includes 1,870,454 shares of Common Stock currently issuable upon conversion of Series B Preferred Stock held by Fund VII, and 8,190 shares of Common Stock held by John A. Hill, which may be deemed beneficially owned by Fund VII.

         (4) This includes 2,992,424 shares of Common Stock currently issuable upon conversion of Series B Preferred Stock held by Fund VIII, and 8,190 shares of Common Stock held by John A. Hill, which may be deemed beneficially owned by Fund VIII.


         Item 5(c) is hereby deleted and replaced with the following:

         (c) During the last 60 days, the transactions described under Item 6 - "Recapitalization Agreement" and "Fund VI Stock Purchase" were effected.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following:

         RECAPITALIZATION AGREEMENT

         On June 28, 2002, the Issuer, Fund VII, Fund VIII and several other holders of the Issuer's Series A Preferred Stock and Warrants entered into the Preferred Stock Recapitalization Agreement (the "Recapitalization Agreement"), pursuant to which (i) certain holders of shares of Series A Preferred Stock and Warrants to purchase Common Stock exchanged these securities for a combination of Series B Preferred Stock, Common Stock and cash, and (ii) shares of Common Stock held by Fund VI were redeemed for cash. In this transaction, (A) Fund VII exchanged all 26,767 of its shares of Series A Preferred and all 1,666,750 of its Warrants for 12,345 shares of Series B Preferred, 2,015,837 shares of Common Stock, and $3,608,000 in cash; and (B) Fund VIII exchanged all 42,827 of its shares of Series A Preferred and all 2,666,800 of its Warrants for 19,750 shares of Series B Preferred, 3,225,339 shares of Common Stock, and $5,773,000 in cash. Also, in the Recapitalization Agreement, the Issuer agreed to limitations on its ability to issue new shares of capital stock, or to redeem outstanding shares of capital stock.

Fund VII and Fund VIII also agreed to give to the Issuer 15 days' advance notice of any proposed sale of Common Stock to the extent sales by such persons would exceed 3% of the then outstanding Common Stock during a nine month period.

         FUND VI STOCK PURCHASE

         As a condition to the closing of the Recapitalization Agreement, pursuant to a letter agreement between the Issuer and Fund VI, dated June 27, 2002, the Issuer agreed to purchase, and Fund VI agreed to sell, 4,130,473 shares of Common Stock for $20,445,841 in cash. The closing of the purchase was conditioned upon closing of the Recapitalization Agreement.

         AGREEMENT TO ELECT DIRECTORS

         Pursuant to a letter agreement among the Issuer, Fund VI, Fund VII and Fund VIII, dated June 26, 2002, the parties amended the Agreement to Elect Directors dated as of April 17, 1996 (the "Agreement to Elect Directors"), to provide that Fund VII and Fund VIII are "First Reserve Investors" under that agreement, and that such agreement will continue until First Reserve Investors beneficially own less than 10% of the Common Stock. The Agreement to Elect Directors, as amended, requires the Issuer to take all action necessary to cause two individuals designated by the First Reserve Investors to be elected to the Issuer's board of directors. John A. Hill and Ben A. Guill are currently the designees of the First Reserve Investors.

         STOCKHOLDERS' AGREEMENT

         As a condition to the closing of the Recapitalization Agreement, the parties amended and restated the Stockholders' Agreement, dated March 29, 1999, to provide that holders of Series B Preferred Stock (including Fund VII and Fund
VIII) with tag-along rights with respect to key members of the Issuer's management. In the event of a proposed sale of Common Stock by such key managers, such individuals must also include in such sale shares of held by Fund VII and Fund VIII (among others) on a pro rata basis. Such requirements do not apply to transfers by such key managers of up to 35% of the shares of Common Stock held by such individuals as of June 30, 2002.

         REGISTRATION RIGHTS AGREEMENT

         As a condition to the closing of the Recapitalization Agreement, the parties amended and restated the Preferred Stock Investors Registration Rights Agreement, dated March 29, 1999, to provide specified holders (including Fund VII and Fund VIII) with demand and piggyback registration rights with respect to shares held by such holders.

         CERTIFICATE OF DESIGNATIONS OF SERIES B PREFERRED STOCK

         As a condition to the closing of the Recapitalization Agreement, the Issuer filed with the Delaware Secretary of State the Certificate of Designations of Series B Preferred Stock (the "Certificate"). The Certificate provides holders of Series B Preferred Stock certain dividend, liquidation preference, redemption, conversion and voting rights. In connection with transactions that would involve a change of control of the Issuer, the holders of Series B Preferred Stock may elect to cause the Issuer to redeem in cash the shares of Series B Preferred Stock at the greater of (a) the aggregate liquidation value (plus accrued and unpaid dividends), or (b) the value of consideration such holders would receive were they to convert their shares of Series B Preferred Stock immediately prior to such transaction. In addition, holders of Series B Preferred Stock are required to give the Issuer 15 days' advance notice of any proposed sale of Series B Preferred Stock to the extent sales by such persons would exceed 3% of the then outstanding Series B Preferred Stock during a nine month period.


ITEM 7.  EXHIBITS.

         A. Preferred Stock Recapitalization Agreement, dated June 27, 2002

         B. Letter Agreement between Issuer and Fund VI, dated June 27, 2002, relating to purchase of Common Stock by Issuer from Fund VI.

         C. Letter Agreement among Issuer, Fund VI, Fund VII and Fund VIII, dated June 26, 2002, amending the Agreement to Elect Directors, dated April 17, 1996.

         D. Stockholders' Agreement among Issuer and various stockholders, dated June 28, 2002.

         E. Amended and Restated Preferred Stock Investors Registration Rights Agreement, dated June 28, 2002.

         F. Certificate of Designations of Series B Preferred Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  July 1, 2002.

                                 FIRST RESERVE CORPORATION



                                 By:   /s/ Thomas R. Denison
                                       --------------------------
                                       Name:  Thomas R. Denison
                                       Title: Managing Director



                                 FIRST RESERVE FUND VI, LIMITED
                                 PARTNERSHIP

                                 By:   First Reserve Corporation,
                                       its General Partner

                                       By:    /s/ Thomas R. Denison
                                              --------------------------
                                       Name:  Thomas R. Denison
                                       Title: Managing Director


                                 FIRST RESERVE FUND VII, LIMITED
                                 PARTNERSHIP

                                 By:   First Reserve GP VII, L.P.,
                                       its General Partner
                                       By:    First Reserve Corporation,
                                              its General Partner



                                       By:    /s/ Thomas R. Denison
                                              --------------------------
                                              Name:  Thomas R. Denison
                                              Title: Managing Director

                                 FIRST RESERVE FUND VIII, LIMITED PARTNERSHIP

                                 By:   First Reserve GP VIII, L.P.,
                                       its General Partner
                                       By:    First Reserve Corporation,
                                              its General Partner



                                       By:    /s/ Thomas R. Denison
                                              --------------------------
                                              Name:  Thomas R. Denison
                                              Title: Managing Director



                                 FIRST RESERVE GP VII, L.P.

                                 By:   First Reserve Corporation,
                                       its General Partner



                                       By:    /s/ Thomas R. Denison
                                              --------------------------
                                              Name:  Thomas R. Denison
                                              Title: Managing Director

                                 FIRST RESERVE GP VIII, L.P.

                                 By:   First Reserve Corporation,
                                       its General Partner



                                       By:    /s/ Thomas R. Denison
                                              --------------------------
                                              Name:  Thomas R. Denison
                                              Title: Managing Director

                                   SCHEDULE I

The name, business address and present principal occupation or employment of each of the executive officers and directors of the First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 411 West Putnam Ave., Suite 109, Greenwich, Connecticut 06830, (ii) each such person is a citizen of the United States, and (iii) such person does not have any other principal occupation:

       Name                                      Position with First Reserve Corporation
       ----                                      ---------------------------------------
William E. Macaulay                           Chairman, CEO, Managing Director and Director

   John A. Hill                               Vice Chairman, Managing Director and Director

   Ben A. Guill                                 President, Managing Director and Director

 Will Honeybourne                                           Managing Director

 Thomas R. Denison                            Managing Director, General Counsel, Secretary

 Jennifer Zarrilli                                    Vice President, Treasurer and
                                                         Chief Financial Officer

 Thomas Sikorski                                            Managing Director

                                 EXHIBIT INDEX

      EXHIBIT
      NUMBER      DESCRIPTION
      -------     -----------
         A.       Preferred Stock Recapitalization Agreement, dated June 27,
                  2002

         B.       Letter Agreement between Issuer and Fund VI, dated June 27,
                  2002, relating to purchase of Common Stock by Issuer from Fund
                  VI.

         C.       Letter Agreement among Issuer, Fund VI, Fund VII and Fund
                  VIII, dated June 26, 2002, amending the Agreement to Elect
                  Directors, dated April 17, 1996.

         D. Stockholders' Agreement among Issuer and various stockholders, dated June 28, 2002.

         E.       Amended and Restated Preferred Stock Investors Registration
                  Rights Agreement, dated June 28, 2002.

         F.       Certificate of Designations of Series B Preferred Stock.